Exhibit 99.1

RBC recommends shareholders reject TRC Capital Investment's below-market "mini tender" offer for common shares

TORONTO, Jan. 22, 2026 — Royal Bank of Canada (RBC) (TSX: RY) (NYSE: RY) has received notice of an unsolicited mini-tender offer by TRC Capital Investment Corporation (TRC Capital Investment) to purchase up to 500,000 RBC common shares, approximately 0.036% of the common shares outstanding as at January 13, 2026, at a below-market price of CAD $224.00 per share in cash.

TRC Capital Investment's unsolicited offer price of CAD $224.00 per share is approximately 4.5% lower than the CAD $234.56 closing share price of RBC common shares on January 13, 2026, the business day prior to the date of the offer.

RBC does not endorse TRC Capital Investment's unsolicited mini-tender offer, is not affiliated or associated in any way with TRC Capital Investment and recommends shareholders reject the offer.

TRC Capital Investment has made several similar unsolicited mini-tender offers for shares of several other public companies. Mini-tender offers are designed to result in a holding of less than 5% of a company's outstanding shares, thereby avoiding disclosure and procedural requirements applicable to most bids under Canadian and U.S. securities regulations. Both the Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC) recommend that investors exercise caution with mini-tender offers and have expressed serious concerns about them, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities.

The SEC has issued "Tips for Investors" regarding mini-tender offers, noting that some bidders, in making the offers at below-market prices, are "hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price." The SEC's advisory can be found on its website at http://www.sec.gov/investor/pubs/minitend.htm.

Information on the CSA's long-standing guidance on mini-tenders can be found on the Ontario Securities Commission website at https://www.osc.ca/en/securities-law/instruments-rules-policies/6/61-301/csa-staff-notice-61-301-staff-guidance-practice-mini-tenders.

RBC strongly encourages brokers, dealers and other market participants to exercise caution and review the letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC website at www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

RBC requests that a copy of this news release be included with any distribution of materials relating to TRC Capital Investment's mini-tender offer for RBC shares.

About RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 100,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 19 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

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For more information, please contact:

Investor Contact:

Asim Imran, Investor Relations, asim.imran@rbc.com, 416-955-7804

Media Contact:
Gillian McArdle, Financial Communications, gillian.mcardle@rbccm.com, 416-842-4231